APPENDIX D: DIRECTOR & OFFICER WORK HISTORY

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Eric Vonfeldt

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, & Co-Chief Executive Officer; March 2020 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Prior to co-founding Leveller, Eric's initiation into the technology space began in 2006 through his work with mobile applications. This led Eric firstly to found Predictive Media, a firm specializing in data-driven analysis for the production industry and most recently, globalized entertainment studio Leveller.

Education
Eric graduated from the University of Colorado Boulder and Full Sail University, where at the latter he earned degrees in cinematography and film/video production.

Name
Ryan Clarkson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Co-Chief Executive Officer, Chief Financial Officer, & Secretary; March 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ryan is an attorney, film producer, and entrepreneur. Founding Clarkson Law Firm in 2014, Ryan has represented a variety of producers, actors, and musicians within the entertainment space. His experience provided him with extensive insight into the inefficiencies and monopolized nature of these industries, leading him to conceive his own solution through Leveller. Ryan is also involved in the film industry and recently executive produced *The Night* (2020), a psychological thriller starring Shahab Hosseini (*The Salesman*, *A Separation*).

Education
Ryan earned his B.A. in political science at the University of Michigan and his J.D. at Michigan State University College of Law.

Name
David Spisak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director; March 2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
David Spisak is an experienced entrepreneur who brings to Leveller Media years of experience in building and scaling early-stage startups. David has successfully founded and exited several software, startups across a broad range of industries. Notably, he served as CEO of ReverseRisk, an analysis platform which was later sold to Reynolds & Reynolds, the industry leader in technology and digitization. David also has holdings in film and consumer software firms and currently serves as a Managing Director of an investment banking firm. Additionally, he has holdings in film, consumer software and other industries.

Education
David earned his degree in Mathematics from the University of Central Florida.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company. Their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications may be read in the preceding section above.

Name
Eric Vonfeldt

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, & Co-Chief Executive Officer; March 2020 - Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Prior to co-founding Leveller, Eric's initiation into the technology space began in 2006 through his work with mobile applications. This led Eric firstly to found Predictive Media, a firm specializing in data-driven analysis for the production industry and most recently, globalized entertainment studio Leveller.

Education
Eric graduated from the University of Colorado Boulder and Full Sail University, where at the latter he earned degrees in cinematography and film/video production.

Name
Ryan Clarkson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Co-Chief Executive Officer, Chief Financial Officer, & Secretary; March 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ryan is an attorney, film producer, and entrepreneur. Founding Clarkson Law Firm in 2014, Ryan has represented a variety of producers, actors, and musicians within the entertainment space. His experience provided him with extensive insight into the inefficiencies and monopolized nature of these industries, leading him to conceive his own solution through Leveller. Ryan is also involved in the film industry and recently executive produced The Night (2020), a psychological thriller starring Shahab Hosseini (The Salesman, A Separation).

Education
Ryan earned his B.A. in political science at the University of Michigan and his J.D. at Michigan State University College of Law.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.